

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Helen Giza
Chair of the GP Management Board
Fresenius Medical Care AG & Co. KGaA
Else-Kröner-Strae 1
61352 Bad Homburg v.d. Höhe, Germany

> **Re: Fresenius Medical Care AG & Co. KGaA**
> **Registration Statement on Form S-4**
> **Filed April 3, 2023**
> **File No. 333-271081**

Dear Helen Giza:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Thomas J. Rice, Esq.